

Mail Stop 3030

September 29, 2017

Via E-mail
Michael C. James
Chief Financial Officer
Terra Tech Corp.
2040 Main Street, Suite 225
Irvine, California 92614

> **Re:** **Terra Tech Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 8, 2017**
> **File No. 000-54258**

Dear Mr. James:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

If we fail to implement and maintain proper and effective internal controls, page 21

1. Please revise the title of this risk factor to highlight the risk. For example, we note your disclosure on pages 43 and F-2 that management concluded that your internal control over financial reporting was not effective as of December 31, 2016 and your auditors expressed an adverse opinion, respectively. Also disclose that you did not assess the effectiveness of internal control over financial reporting of Black Oak Gallery because of the timing of the acquisition.

Consolidated Statements of Operations, page F-6

2.   We note that you recognized a loss on debt extinguishment of $5.4 million in 2016 but you have not disclosed the debt extinguishment transactions. Please describe to us the extinguishment transactions, quantify the amount of each class of debt extinguished and show us how you calculated the amount of the loss. Provide us with similar information on the loss on debt extinguishments disclosed in the Form 10-Q for the quarterly period ended June 30, 2017. Revise future filings to provide the disclosure required by ASC 470-50.

Note 4 – Acquisitions, F-21

3.   Please revise future filings to provide the disclosures required by ASC 805-10-50-2(h)(3) for each business combination disclosed.

Black Oak Gallery, page F-22

4.   We note your disclosure that the purchase price amounts are based on the final third-party valuations. Please revise future filings, including the requested amendment, to clarify the nature and extent of the third party appraiser´s involvement and management´s reliance on the work of the independent appraisers. Also, refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections which discusses your responsibilities should this filing be incorporated by reference into a Securities Act registration statement.

Note 5 – Inventory, page F-24

5.   We note that you calculate your cost of goods sold using the average cost method. Please reconcile this with your disclosure on page F-13 which indicates that you value your inventory cost using the first-in, first out method.

Note 11 – Fair Value Measurements, page F-35

6.   We note the significance of your derivative liabilities at December 31, 2016. Please revise future filings to disclose the valuation methodology and significant assumptions utilized. Refer to ASC 820-10-50-1(a).

Exhibit 32

7.   We note that your Chief Financial Officer did not furnish with this filing the certification required by Section 906 of the Sarbanes-Oxley Act. Please file a full amendment to your Form 10-K that includes the entire filing, as well as currently dated Section 906

certifications and Section 302 certifications from both of your certifying officers. We already note the abbreviated amendment filed on June 27, 2017 to provide corrected auditor consents.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 9 – Contingent Consideration Liability, page 16

8.   We note that you recorded $4.6 million of the contingent consideration settlement against additional paid in capital and $5.0 million as a gain on settlement of contingent consideration. Tell us how you calculated these amounts and explain how you determined their classification as additional paid in capital and income in your financial statements. Please cite the authoritative accounting literature upon which you relied.

Controls and Procedures, page 40

9.   In future filings, update to reflect your remediation measures and the impact on the deficiencies in your internal control over financial reporting. We note in this respect, Item 4 of your Forms 10-Q filed on May 10, 2017 and August 8, 2017 where you disclose that "[T]here were no changes in [y]our internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect [y]our internal control over financial reporting."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery